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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

United Fuel & Energy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
910425107
(CUSIP Number)
March 14, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	910425107

1	NAMES OF REPORTING PERSONS: Quattro Global Capital, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		666,667

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		666,667

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	666,667

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
**SEE ITEM 4(b).

SCHEDULE 13G/A
     This Amendment No. 2, relating to shares of $0.001 par value common stock (the “Common Stock”) of United Fuel & Energy Corporation, a Nevada corporation (the “Issuer”) is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the Schedule 13G filed with the Commission on August 9, 2006, as amended by Amendment No. 1 to Schedule 13G filed with the Commission on January 31, 2007 (the “13G).
     This Amendment No. 2 relates to shares of Common Stock, of the Issuer held by Alta Partners Discount Convertible Arbitrage Holdings, Ltd. (“Alta”). On February 14, 2006, Alta entered into an investment management agreement (the “Investment Management Agreement”) with Quattro Global Capital, LLC (“Quattro”) to administer the liquidation of Alta’s assets. The Investment Management Agreement appointed Quattro as investment advisor. As the current investment advisor to Alta, Quattro may direct the vote and disposition of the 666,667 shares of Common Stock held by Alta.
     This Amendment is being filed to amend and restate Item 4 and Item 5. The Schedule 13G is hereby amended as follows:

Item 4	Ownership.
(a)	Quattro is the beneficial owner of 666,667 shares of Common Stock (all of which are shares of Common Stock issuable upon conversion of warrants).

(b)	Quattro is the beneficial owner of 4.5% of the outstanding shares of Common Stock. This percentage is determined by dividing 666,667 by 14,781,733 (which is derived by adding 14,115,066, the number of shares of Common Stock issued and outstanding as of March 20, 2007, as reported in the Issuer’s most recent Form 10-K filed with the Commission on March 29, 2007, plus 666,667, the number of shares of Common Stock that would be outstanding if Alta converted its warrants).

(c)	Quattro may direct the vote and disposition of the 666,667 shares of Common Stock held by Alta.

Item 5	Ownership of Five Percent or Less of a Class.
If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 11, 2007

QUATTRO GLOBAL CAPITAL, LLC
By:	/s/ Stephen Ellwood
Name: Stephen Ellwood
Title: Chief Compliance Officer